

RAVEL HEALTH

CHANGING HOW LYME PATIENTS ARE TREATED

Affordable. Virtual. On-Demand. Integrative.
Nationwide. Personalized. Accessible. Science-Based.

www.ravel.health

#ravelhealth



RAVEL HEALTH

Virtual consultations for Lyme patients

ravel.health   Denver, CO | Female Founder | Healthcare | B2C | Subscription | Health & Fitness |

Highlights

1 Lyme is 1.5x more common than breast cancer, 476K new cases/yr, 2 mil+ chronic cases, $1.3B+ mrkt/yr

2 Studies show chronic Lyme is associated w/a worse quality of life than most other chronic illnesses

3 Founded by chronic Lyme patients who've led successful companies, in collaboration with Lyme experts

with Lyme experts

4. 250+ patients on waitlist w/no marketing spend; licensed docs vetted & pilot set to launch June 2023

5. Experienced CMO & Advisory Team; numerous partnerships with leading Lyme organizations

6. Legal & software development teams in place; partial platform built (remaining development at cost)

7. Ambassador program, influencer partnerships & already-requested podcast interviews ready to go

8. Plans to add other complex chronic illness, incl. Long Covid & mold in 2023

Featured Investor



Scott Bedford

Invested $50,000

Follow

"Excited to help Lyme patients get better through this new platform! Ravel Health has an experienced team of advisors who are all aligned with the patient. Studies show chronic Lyme is associated with a lower quality of life than most other

chronic illnesses. Ravel Health is be formed to change the current way of helping people with Lyme. Jaime and Kevin are passionate about building a company to help people with Lyme and will work tirelessly to make it a success! Excited to be a part going forward."

Our Team





Kevin Williams Co-Founder

Chronic Lyme patient, successful software development firm founder & tech entrepreneur who's completed hundreds of digital projects, with tens of thousands of collective users

> We are passionate chronic Lyme patients who dealt with "mystery" symptoms that completely derailed our lives for years. We've been down numerous rabbit holes, draining our health and bank accounts in the process. There is a MASSIVE need for something better.



Jaime Intile Co-Founder

Chronic Lyme patient with decades of experience in marketing & leadership development and a proven track record for building highly successful teams



Dr. Tom Moorcroft, DO Chief Medical Officer & Pilot Lead

Dr. Tom treats some of the sickest, most sensitive patients suffering from chronic Lyme disease, tick-borne co-infections, mold illness as well as children with infection-induced autoimmune encephalitis (PANS/PANDAS).



Dr. Darin Ingels, ND Advisory Team & Pilot Lead

Naturopathic Doctor, author, international speaker & leading authority on Lyme, who overcame his own 3-year battle with the disease



Dr. Richard Horowitz, MD Advisory Team

Board-certified internist with 30+ years of experience treating over 13,000 patients for Lyme & associated tick-borne disorders, author of 2 national best-selling books on Lyme Disease & consultant to various federal agencies



Timothy J. Sellati, Ph.D. Advisory Team

As Chief Scientific Officer at Global Lyme Alliance (GLA), Dr. Sellati leads strategic planning and coordinates research initiatives to accelerate the development of more effective methods of diagnosis and treatment of Lyme & TBD.



Lauren Lovejoy Advisory Team

Founder & President, Lyme Warrior: Tireless advocate & one of the most connected leaders in the space, working to empower those with Lyme disease while continuing her own healing journey



James Maskell Advisory Team

Serial healthcare founder, nationally renowned author & in-demand speaker, with one of the largest functional medicine followings in the world

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Pitch

RAVEL HEALTH

CHANGING THE WAY LYME PATIENTS ARE TREATED

www.ravel.health

RAVEL HEALTH

CONDITIONS WE SUPPORT | LIBRARY | BLOG | ABOUT | CONTACT

A virtual, nationwide integrative clinic specializing in Lyme & tick-borne disease

Get affordable, on-demand care from highly vetted Lyme-literate physicians, all from the comfort of home.

JOIN OUR WAITLIST

LAUNCHING SPRING 2023

US-Licensed Physicians | Limited # of Patients Per Physician | Personalized Care

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OUR VISION



Ravel is a digital health platform specializing in nationwide, virtual consultations for Lyme disease patients.

Our goal is to provide affordable, on-demand care from highly vetted Lyme-literate physicians, all from the comfort of home.

www.ravel.health

THE PROBLEM



Chronic Lyme patients have long been neglected by the healthcare system.

Months to years-long waitlists

A feeling of helplessness thinking no one understands what they're going through



Untrained providers

Diagnostics & treatments not covered by insurance

Exorbitant out-of-pocket costs

www.ravel.health

MARKET SIZE



Lyme disease is 1.5x more common than breast cancer and is the fastest growing infectious disease.*

476,000	2 Million+	$1.3 Billion	1 in 7	$3 BILLION+
Number of Americans diagnosed/treated with Lyme disease annually **	Number of Chronic Lyme Patients in U.S.***	Cost to treat Lyme annually in the U.S. ****	Number of people who have had Lyme worldwide *****	Estimated treatment market by 2030******

* https://lymelightfoundation.org/lymelight-foundation-lyme-awareness-brochure/

** https://www.cdc.gov/lyme/stats/humancases.html

*** https://www.globallymealliance.org/press-releases/new-study-by-scientists-at-global-lyme-alliance-and-brown-university-estimates-the-number-of-post-treatment-lyme-disease-cases-in-the-u-s

**** https://publichealth.jhu.edu/2015/lyme-disease-costs-more-than-one-billion-dollars-per-year-to-treat-study-finds#:~:text=Lyme%20disease%20Costs%20Up%20to,Bloomberg%20School%20of%20Public%20Health

***** https://www.newscientist.com/article/2324075-more-than-1-in-7-people-worldwide-have-had-lyme-disease/

****** https://www.biospace.com/article/lyme-disease-treatment-market-size-to-hit-us-3-bn-by-2030/

THE SOLUTION



To create a dedicated virtual clinic that meets patients wherever they are in their health journey.

 Patients

- Transparent services & pricing
- Curated, vetted & licensed Lyme-literate providers
- On-demand care with affordable subscription tiers



Care Team

 Physician

 Nutritionist*

 Mental Health Therapist*

*Coming 2023

WHAT DIFFERENTIATES RAVEL



Our completely virtual model fills the void for this ignored patient population.

 Founded by Lyme patients

 Evidence-based testing & treatment framework, w/ personal customization

 Conventional & integrative approaches

 Labs, test kits, meds & supplements delivered directly to a patient's door

 Upgrade/downgrade monthly subscription as needed

Curated, vetted & patient-driven

PATIENT BENEFITS



Everything in one place, built by founders who've been through it themselves.

Online intake to establish a well-matched care team

Simple, "all-in-one" monthly billing for everything related to a patient's health journey

On-demand physician consults & ongoing care (get replies within 72 hours or less)

Flexible, affordable monthly subscriptions, with the ability to quickly swap out providers if needed

Discounted labs, test kits, meds & supplements shipped directly to one's door (with mobile lab draws)





RAVEL HEALTH
My Team
Clayton Steele, MD
Medical Doctor
Denver, CO
Tracy Burns, ND
Naturopathic Doctor
Denver, CO

www.ravel.health

PROVIDER BENEFITS

RAVEL HEALTH

We provide a turn-key experience, with complete flexibility to the provider to utilize Ravel however works best for them.

Recurring monthly revenue (whether a patient is seen or not)

Flexible schedule (we believe in work/life balance!)

Reduced overhead, with all marketing, PR & billing included

Supplement existing patient base or use Ravel exclusively

Complex case discussions with other providers & Ravel Medical Director



Ongoing CE opportunities





My patients
50 Patients
$6,300/month
Kim, Chloe
Active
Message
Castor, Sam
Active
Message

HOW IT WORKS

RAVEL HEALTH

Lyme disease may be complex, but a patient's path to care shouldn't be.



Get Matched to a Care Team

Answer some questions about health history, lifestyle & symptoms. Get matched with up to 3 Lyme-literate physicians, then select the one that fits best. Add a nutritionist and/or mental health therapist if desired.



Choose a Plan

Patients decide how to spend their time and money. Select from flexible 30-minute to 3-hour monthly time blocks that can be used to review lab results, address an acute flare, or for a regular check-in.



Personalized Testing & Treatment Protocols

A virtual care team uses evidence-supported labs & treatment protocols, personalizing them specifically throughout a patient's journey.



Prescription & Supplement Delivery

Recommended test kits, lab orders, meds & supplements are sent directly to a patient's home, with the option of mobile blood draws.

health therapist if desired
(coming 2023).

check in.

BUSINESS MODEL




Annual Membership Fee ($49/yr)

Access to curated, vetted & licensed Lyme-literate physicians

Significant discounts on supplements/ meds/labs/test kits

Members-only newsletters & events


Monthly Physician Subscription Fees ($180/hr)

Ravel retains 30% of total charged to patients

Standard market rates for Lyme-literate physicians are typically between $350 - $500+/hr


Medication/Supplement & Diagnostic Sales Fees

Patient must maintain a 30-minute monthly subscription to access discounts


Subscription Restart & Provider Change Fees

COMPETITION



	Ravel Health	Parsley Health	lemonaid	roman RORY	Teladoc HEALTH
Founded by Lyme patients	✓				
Lyme-literate physicians	✓				
Integrative & conventional approaches	✓	✓	✓		
Completely virtual	✓			✓	✓
Patient-selected care team	✓				
Upgrade/downgrade subscription monthly	✓				
Transparent pricing	✓	✓		✓	
Test, supplement & med delivery to your door	✓		✓	✓	
Mobile blood draws	✓				

OUR TEAM



Co-Founder


Kevin Williams
Chronic Lyme patient & tech entrepreneur who's completed hundreds of digital projects, with tens of

Advisory Team


Dr. Richard Horowitz, MD
Board-certified internist with 30+ years of experience treating over 13,000 patients for Lyme & associated tick-borne disorders, author of 2 national


thousands of collective users

best-selling books on Lyme Disease & consultant to various federal agencies

Co-Founder



Jaime Intile
Chronic Lyme patient with decades of experience in marketing & leadership development and a proven track record for building highly successful teams

Medical Director



Dr. Rachelle Forsberg, ND
Cutting-edge Naturopathic Doctor & board-certified Acupuncturist with more than 10 years of experience in environmental toxins & complex chronic disease



Dr. Darin Ingels, ND
Naturopathic Doctor, author, international speaker & leading authority on Lyme, who overcame his own 3-year battle with the disease



Lauren Lovejoy
Founder & President, Lyme Warrior: Tireless advocate & one of the most connected leaders in the space, working to empower those with Lyme Disease while continuing her own healing journey



James Maskell
Serial healthcare founder, nationally renowned author & in-demand speaker, with one of the largest functional medicine followings in the world



ROAD MAP

RAVEL HEALTH

Brochure site with patient waitlist launched	Advisory Board created	Capital raise	CO launch	Other complex chronic illness added	Nationwide rollout
Nov '21	Jan – Feb '22	Q3 '22 – Q1 '23	Q1 '23	'24	'25

	Dec '21	March – April '22	Q1 '23	Q2 '23	'24
	Medical Director onboarded	Structural documents completed	CO provider onboarding & contracts	Nutritionists & Mental Health Therapists added	Rollout to other select states

*Forward-looking projections can't be guaranteed.

REVENUE PROJECTIONS

RAVEL HEALTH

Of the roughly 2 million chronic Lyme patients in the U.S., we think we can capture at least 4% of the market.

* The financial projections do

Financial Projections



	YEAR 1	YEAR 2	YEAR 3	YEAR 4
New Cases Annually	500,000	500,000	500,000	500,000
No. of Subsciptions - Current Scenario	80	718	10,459	84,348
1/2 HR	28	252	3,674	29,629
1 HR	28	252	3,674	29,629
2 HR	21	185	2,688	21,678
3 HR	3	29	423	3,412
Revenues/Cash Inflow - Current Scenario	$ 58,398	$ 382,791	$ 4,978,564	$ 47,293,007
Less Expenses/Cash Outflow - Current Scenario	$ (448,764)	$ (360,727)	$ (1,107,855)	$ (8,063,406,)

not include acute cases, which we will not turn away.

Net Cash Flow - Current Scenario	$ (390,366)	$ 22,064	$ 3,870,679	$ 39,229,600

*Forward-looking projections can't be guaranteed.

USE OF FUNDS



RAVEL HEALTH

- Remaining tech build-out for patient & provider onboarding, care team matching & selection, patient & provider dashboards, EHR integration & fees, Stripe integration & fees and test kit/med/ supplement fulfillment & delivery.
- Attorney fees to structure the company properly to scale, all operating agreements & contracts, setting up Ravel as a provider network in CO for launch, followed by a phased nationwide launch, ensuring state compliance with Practice of Medicine & telehealth laws.
- Marketing, advertising, SEO & social media, including strategy & creative to capture & grow the provider & patient numbers.
- Provider training program to ensure properly trained & vetted physicians, with ongoing CE to stay up-to-date on the latest trends in the field.

THE OPPORTUNITY



RAVEL HEALTH

There is a massive need in this patient population for timely, affordable & connected care.



Virtual wellness fits these patients exceedingly well and nothing like Ravel exists currently. We think first mover status will be key, not just for market share purposes, but for finally providing people with chronic, "invisible" illnesses a one-stop place they can turn to for help.



RAVEL HEALTH

PATIENTS ARE READY | PROVIDERS ARE READY
ARE YOU READY TO RAVEL?

Kevin Williams	Jaime Intile	Dr. Forsberg	www.ravel.health
kevin@ravel.health	jaime@ravel.health	drforsberg@ravel.health	